EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2017	2016
	(unaudited)
Earnings:
Net income	$185,862	$184,661
Add:
Provision for income taxes	103,885	101,601
Fixed charges	167,815	158,572
Less:
Capitalized interest	(21,931)	(19,521)
Earnings as adjusted (A)	$435,631	$425,313
Fixed charges:
Interest expense	$145,506	$138,699
Capitalized interest	21,931	19,521
Interest factors of rents (1)	378	352
Fixed charges as adjusted (B)	$167,815	$158,572
Ratio of earnings to fixed charges ((A) divided by (B))	2.60	2.68

(1)	Estimated to be 1/3 of rent expense.